                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007
                -----------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                -----------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on June 28, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            G. WILLI-FOOD INTERNATIONAL LTD.

Dated: June 28, 2007

                                            By: /s/ Joseph Williger
                                            -----------------------
                                            Joseph Williger
                                            Chief Executive Officer
News

              G. WILLI-FOOD ENHANCES CORPORATE MANAGEMENT TEAM TO
              SUPPORT CONTINUED GROWTH AND INTERNATIONAL EXPANSION

                     GIL HOCHBOIM RETURNS AS VICE PRESIDENT
                          YARON LEVY TO JOIN AS NEW CFO

YAVNE, ISRAEL - JUNE 28, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it has enhanced its corporate management team in order to support the Company's increasing global reach and further anticipated growth.

Zwi Williger commented: "We are taking appropriate measures to ensure that our corporate infrastructure is sufficient to support our rapid growth and international expansion. In the first quarter alone, we acquired a U.S.
distributor and established a joint venture with the Baron family. We intend to pursue additional acquisitions, as well as increase our penetration into the
U.S. market, which will add new elements of complexity to the business and require additional management expertise."

Gil Hochboim returns to the Company as Vice President, with responsibility for mergers and acquisitions and general operations. Gil served as Chief Financial
Officer of the Company between August 2000 and October 2006. Between March 1998 and August 2000, he served as deputy manager of Ha'menia Goods Transport Corp.
Ltd. and between April 1995 and February 1998, Gil served as Deputy Comptroller of Dan Hotels Corp. Ltd. Mr. Hochboim is a certified public accountant (Israel).
He received his BA in Accounting and Business Management from the College of
Management, Tel-Aviv, Israel.

Yaron Levy will join the Company as Chief Financial Officer, effective August 1,
2007, replacing Chen Shlein. Mr. Levy will also provide the Company's principal shareholder, Willi Food Investments Ltd. with certain financial services.
Between April 1999 and July 2007, Mr. Levy served as a Senior Manager at Ernst &
Young, Israel, where he participated in the Initial Public Offerings of various companies traded on the Tel Aviv Stock Exchange and gained experience in the analysis of internal controls in accordance with Sarbanes-Oxley. Yaron is a certified public accountant (Israel). He received his BA in Accounting and
Business Management from the College of Management, Tel-Aviv, Israel.

Shiri Livni, who has been with the Company since November 2005, was appointed
Controller. Between July 2003 and October 2005, Mrs. Livni served as a senior accountant in the audit department of Ernst & Young Israel. Between January 2000 and May 2003, she served as a member of an audit team at KPMG Israel. Shiri is a certified public accountant (Israel). She received her BA in Accounting and
Economy from Tel Aviv University, Tel Aviv, Israel.

Chen Shlein will leave his position as Chief Financial Officer, effective June
30, 2007. Gil Hochboim will serve as interim Chief Financial Officer until Yaron
Levy joins the Company in August.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

COMPANY CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice President
(+972) 8-932-1000
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com